UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

USA Compression Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

90290N109

(CUSIP number)

Robert L. Vitale, General Counsel

c/o EIG Veteran Equity Aggregator, L.P.

1700 Pennsylvania Ave NW, STE. 800

Washington, DC 20006

(202) 600-3304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person EIG Veteran Equity Aggregator, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,619,921 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,619,921 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 12,619,921 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.30% (2)
(14)	Type of reporting person (see instructions) PN

(1)

As of February 4, 2019, EIG Veteran Equity Aggregator, L.P. holds warrants (the “Warrants”) to acquire (i) 4,206,640 Common Units (as defined below) at an exercise price of $17.03 per unit and (ii) 8,413,281 Common Units at an exercise price of $19.59 per unit. The Warrants will become exercisable on April 2, 2019 and will expire on April 2, 2028.

(2)

Percentage calculation is based on the number of Common Units outstanding as of November 6, 2018, as reported in the Issuer’s Registration Statement on Form S-3 filed on November 13, 2018, adjusted to include the Common Units issuable upon conversion of the Warrants.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common units (the “Common Units”) representing limited partnership interests of USA Compression Partners, LP, a Delaware limited partnership (the “Issuer”), with principal executive offices at 100 Congress Avenue, Suite 450, Austin, Texas 78701. As of November 6, 2018, there were 102,586,597 Common Units of the Issuer outstanding (adjusted to include the Common Units issuable upon conversion of the Warrants).

Item 2. Identity and Background.

(a), (f)	This Statement is filed by EIG Veteran Equity Aggregator, L.P. (the “Reporting Person”).

EIG Veteran Equity GP, LLC (“EIG Veteran GP”) is the sole general partner of the Reporting Person.

(b)	The business address of the Reporting Person and EIG Veteran GP is 1700 Pennsylvania Ave NW, STE. 800, Washington, DC 20006.

(c)

The principal business of the Reporting Person is to own Preferred Units (as defined below), Warrants and Common Units on behalf of certain funds managed by EIG Global Energy Partners and its affiliates (“EIG”). EIG Veteran GP is principally engaged in the business of being a general partner of the Reporting Person.

(d)	During the last five years, neither the Reporting Person nor EIG Veteran GP has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither the Reporting Person nor EIG Veteran GP has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Preferred Unit and Warrant Purchase Agreement, dated January 15, 2018 (the “Purchase Agreement”), by and among the Issuer, the Reporting Person and certain funds managed by EIG, the Reporting Person purchased 420,644 of the Issuer’s Series A Perpetual Preferred Units (the “Preferred Units”) for a cash purchase price of $1,000 per Preferred Unit. Subject to certain conditions specified in the Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “LP Agreement”) the Preferred Units are convertible into Common Units as follows: one third of the Preferred Units on or after April 2, 2021, two thirds of the Preferred Units on or after April 2, 2022 and all of the Preferred Units on or after April 2, 2023.

Also on January 15, 2018, pursuant to the Purchase Agreement, the Issuer issued the Warrants to the Reporting Person, including a Warrant to purchase 4,206,640 Common Units with an exercise price of $17.03 per unit and a Warrant to purchase 8,413,281 Common Units with an exercise price of $19.59 per unit. The Warrants may be exercised at any time beginning on April 2, 2019 and expire on April 2, 2028. Upon exercise of the Warrants, the Issuer may, at its option, elect to settle the Warrants in Common Units on a net basis.

The Reporting Person’s payment of its portion of the aggregate purchase price was funded by certain funds managed by EIG.

The description of the Purchase Agreement, the Preferred Units, the Warrants and the LP Agreement in this Item 3 is not intended to be complete and is qualified in its entirety by the agreements that are filed as exhibits hereto and are incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

The Reporting Person purchased the Preferred Units and the Warrants pursuant to the Purchase Agreement for investment purposes, subject to the following:

In connection with the consummation of the transactions contemplated by the Purchase Agreement, the Reporting Person entered into a Board Representation Agreement (the “Board Representation Agreement”), dated April 2, 2018, by and among the Reporting Person, the Issuer and certain other parties thereto. Pursuant to the Board Representation Agreement, the Reporting Person received certain designation rights with respect to the board of directors (the “Board”) of USA Compression GP, LLC, the general partner of the Issuer (the “General Partner”). As long as the Reporting Person, its affiliates and FS Energy and Power Fund (together, the “Holders”) own (a) Preferred Units, (b) Common Units resulting from the conversion or redemption of the Preferred Units, (c) Warrants and/or (d) Common Units resulting from the exercise of the Warrants (such amounts in (a), (b), (c) and (d), collectively, the “Election Units”) that comprise in the aggregate more than 5% of the then-outstanding Common Units (the “Minimum Unit Threshold”) (assuming for purposes of this calculation that all Preferred Units are converted into Common Units and all Warrants are net exercised for Common Units), EIG Management Company, LLC, as representative of the Reporting Person will have the right to designate, subject to the consent of Energy Transfer Equity, L.P. if the limited partners of the Issuer are not entitled to vote in the election of directors of the General Partner, one person to serve on the Board (an “EIG Director”). The Reporting Person’s right to appoint an EIG Director shall terminate at such time as the Holders, together with their affiliates, own less than the Minimum Unit Threshold.

In addition, if after the time that the limited partners of the Issuer become entitled to vote in the election of directors of the General Partner, the Holders own Election Units that comprise, in the aggregate, more than 15% of the then-outstanding Common Units (assuming for purposes of this calculation that all Preferred Units are converted into Common Units and all Warrants are net exercised for Common Units), they will have the right to designate such number of persons, including any EIG Director, to serve on the Board that results in the Holders having Board representation in the same proportion as the number of Common Units owned by the Holders and their affiliates bears to the total number of then-outstanding Common Units. The Holders’ right to designate proportional representatives to the Board shall terminate at such time as the Holders, together with their affiliates, own Election Units that comprise, in the aggregate, less than 15% of the then-outstanding Common Units; provided however that if the ownership of the Holders and their affiliates increases to above 15% of the then-outstanding Common Units, then such director designation rights will be reinstated. The representation afforded to the Reporting Person by the appointment of a member of the Board may allow the Reporting Person and EIG to have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The description of the Purchase Agreement, the Preferred Units, the Warrants and the Board Representation Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by the agreements that are filed as exhibits hereto and are incorporated by reference herein.

Although the Reporting Person and EIG Veteran GP do not have any specific plan or proposal to acquire, transfer or dispose of Common Units at the time of this filing, consistent with its investment purpose, the Reporting Person and EIG Veteran GP may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional Common Units in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such Common Units now owned or hereafter acquired. In addition, the Reporting Person and EIG Veteran GP may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by the Reporting Person and EIG Veteran GP and their affiliates, including acquiring assets owned by or selling assets to the Issuer, or make changes or seek to make changes to the capital structure of the Issuer. The Reporting Person and EIG Veteran GP reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

Neither the Reporting Person nor EIG Veteran GP has made a determination regarding a maximum or minimum number of Common Units or other securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment intent and ongoing evaluation of their investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Common Units or changes to the Issuer’s capital structure, any of the Reporting Person or EIG Veteran GP may engage in communications with, without limitation, one or more unitholders of the Issuer or one or more officers of the Issuer regarding the Issuer. During the course of such communications, the Reporting Person or EIG Veteran GP may advocate or oppose one or more courses of action.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Person and EIG Veteran GP have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date of this Statement, the Reporting Person beneficially owns an aggregate of 12,619,921 Common Units, or 12.30% of the total number of Common Units outstanding (adjusted to include the Common Units issuable upon conversion of the Warrants). The Warrants may be exercised at an exercise price of $17.03 and $19.59 per unit, respectively, beginning on April 2, 2019 and will expire on April 2, 2028. Common Units which are to be issued upon exercise of the Warrants are beneficially owned by the Reporting Person.

(b)

The Common Units are held directly by the Reporting Person. The applicable investment committees that have power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Units are comprised of subsets of the following individuals: R. Blair Thomas, Randall S. Wade, William C. Sonneborn, Jean-Daniel Borgeaud, Linda Cook and Richard Punches.

(c)	The Reporting Person has not effected any transactions in the Warrants for the purchase of Common Units during the past 60 days.

(d)

No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

The Issuer has entered into a registration rights agreement with the Reporting Person and the other parties thereto, pursuant to which, among other things, the Issuer has granted the Reporting Person certain rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the re-sale of the Common Units that are issuable upon the exercise of the Warrants, and under certain circumstances, to require the Issuer to initiate underwritten offerings for the Common Units that are issuable upon exercise of the Warrants.

Item 7. Materials to be Filed as Exhibits.

1.

Series A Preferred Unit and Warrant Purchase Agreement, dated January 15, 2018, among USA Compression Partners, LP and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35779), filed on January 11, 2018).

2.

Board Representation Agreement, dated as of April 2, 2018, by and among USA Compression Partners, LP, USA Compression GP, LLC, Energy Transfer Equity, L.P. and the Purchasers party thereto (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35779) filed on April 6, 2018).

3.

Second Amended and Restated Agreement of Limited Partnership of USA Compression Partners, LP (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35779) filed on April 6, 2018).

4.

Registration Rights Agreement, dated as of April 2, 2018, by and among USA Compression Partners, LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35779) filed on April 6, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2019

EIG VETERAN EQUITY AGGREGATOR, L.P.

By:	EIG Veteran Equity GP, LLC, its general partner

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title	Chief Operating Officer

By:	/s/ Robert L. Vitale
Name:	Robert L. Vitale
Title:	General Counsel